SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



                 EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.

                          420 Boulevard of the Allies,
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

                                    CONTENTS

                                                                        Page

Report of independent auditors                                            2


Financial statements

   Statements of net assets available for benefits                        3
   Statements of changes in net assets available for benefits           4 - 7
   Notes to financial statements                                        8 - 13

Supplementary information

   Schedule 1:
     Item 27(a) Assets Held for Investment Purposes
       (At the End of the Plan Year)                                     14
   Schedule 2:
     Item 27(d) Reportable Transactions                                  15

     All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
     Security Act of 1974, as Amended (ERISA) has been omitted because there is no information to report.

Signature                                                                16

Index to Exhibits                                                        17

                         REPORT OF INDEPENDENT AUDITORS


Administrative Committee
Equitable Resources, Inc. Employee Savings Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings Plan (the Plan) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                            /s/ Ernst & Young LLP
                                                Ernst & Young LLP


Pittsburgh, Pennsylvania
June 15, 1998

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                    December 31
                                                            1997                  1996
                                                         -----------------------------------


Investments, at fair value:
   The George Putnam Fund of Boston                        $ 8,741,371        $ 5,731,879
   The Putnam Fund for Growth and Income                    12,191,995          6,074,415
   Putnam Income Fund                                        1,902,608          1,359,530
   Putnam Voyager Fund                                      12,685,425          6,486,805
   Putnam Asset Allocation-Growth Portfolio                  1,849,272            407,684
   Putnam Asset Allocation-Balanced Portfolio                1,309,012            363,730
   Putnam Asset Allocation-Conservative Portfolio              691,494             98,833
   Putnam International Growth Fund                          1,916,443            559,116
   Loan Fund                                                 1,020,130            909,116
   Putnam Stable Value Fund                                  6,914,442          5,478,563
   Employer Stock Fund                                       5,988,605          4,020,559
                                                         --------------     --------------
                                                            55,210,797         31,490,230

Receivables
   Employer Contribution                                     2,503,906             43,916
   Contract Contribution                                             -            126,279
                                                         --------------     --------------

                                                             2,503,906            170,195
                                                         --------------     --------------

Net Assets Available for Benefits                         $ 57,714,703       $ 31,660,425
                                                         ==============     ==============

                            See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                  The George        The Putnam
                                                  Putnam Fund       Fund for Growth    Putnam Income
                                                  of Boston         and Income         Fund
                                                -----------------------------------------------------
Additions:
   Investment income:
      Interest and dividends                      $   822,648      $  1,595,516        $   113,473
      Interest on participant loans                         -                 -                  -
                                                  ------------     -------------       -----------

         Total investment income                      822,648         1,595,516            113,473

   Net appreciation in fair value
      of investments                                  658,502           510,539             29,653
   Contributions:
      Employer                                        312,344           524,534             91,316
      Contract                                        484,429           973,194            162,986
                                                  ------------     -------------       ------------
         Total contributions                          796,773         1,497,728            254,302
                                                  ------------     -------------       ------------

         Total additions                            2,277,923         3,603,783            397,428

Deductions:
   Withdrawals by participants                        798,421           784,045            256,175
   Purchase of life insurance                               -                 -                  -
   Expenses                                             3,734             5,136              1,321
                                                  ------------     -------------       ------------

         Total deductions                             802,155           789,181            257,496

Transfers to (from) funds                            (213,265)          631,801            (39,597)
Transfers in from another Company
   plan (Note 7)                                    1,935,128         2,986,467            496,894
                                                  ------------     -------------       ------------

         Net increase in net assets
         available for benefits                     3,197,631         6,432,870            597,229

Net assets available for benefits:
   At beginning of year                             5,750,590         6,106,498          1,365,853
                                                  ------------     -------------       ------------

   At end of year                                 $ 8,948,221      $ 12,539,368        $ 1,963,082
                                                  ============     =============       ============

                            See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (CONTINUED)


                                                  Putnam        Putnam Asset        Putnam Asset
                                                  Voyager       Allocation:         Allocation:
                                                  Fund          Growth Portfolio    Balanced Portfolio
                                                --------------------------------------------------------
Additions:
   Investment income:
      Interest and dividends                      $   810,157   $   150,894         $   122,173
      Interest on participant loans                         -             -                   -
                                                  ------------  ------------        ------------

         Total investment income                      810,157       150,894              122,173

   Net appreciation in fair value
      of investments                                1,871,595        99,704               86,705
   Contributions:
      Employer                                        751,128       100,628               70,233
      Contract                                      1,439,027       274,269              136,934
                                                  ------------  ------------        -------------
         Total contributions                        2,190,155       374,897              207,167
                                                  ------------  ------------        -------------

         Total additions                            4,871,907       625,495              416,045

Deductions:
   Withdrawals by participants                      1,108,369        64,957               37,337
   Purchase of life insurance                               -             -                    -
   Expenses                                             7,027         1,099                  515
                                                  ------------  ------------        -------------

         Total deductions                           1,115,396        66,056               37,852

Transfers to (from) funds                            (946,801)       90,217             (196,717)
Transfers in from another Company
    plan (Note 7)                                   3,831,828       852,209              805,970
                                                  ------------  ------------        -------------

         Net increase in net assets
         available for benefits                     6,641,538     1,501,865              987,446

Net assets available for benefits:
   At beginning of year                             6,541,322       414,048              368,078
                                                  ------------  ------------        -------------

   At end of year                                 $13,182,860   $ 1,915,913         $  1,355,524
                                                  ============  ============        =============

                            See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (CONTINUED)



                                             Putnam Asset
                                             Allocation:        Putnam
                                             Conservative       International                          Putnam Stable
                                             Portfolio          Growth Fund       Loan Fund            Value Fund
                                           ---------------------------------------------------------------------------
Additions:
   Investment income:
      Interest and dividends                 $  33,589          $   129,589       $         -          $   396,504
      Interest on participant loans                  -                    -            74,705                    -
                                             ----------         ------------      ------------         ------------

         Total investment income                33,589              129,589            74,705              396,504

   Net appreciation in fair value
      of investments                            15,193              115,425                 -                    -
   Contributions:
      Employer                                  21,353              121,167                 -              280,083
      Contract                                  46,393              249,211                 -              394,003
                                             ----------         ------------      ------------         ------------
         Total contributions                    67,746              370,378                 -              674,086
                                             ----------         ------------      ------------         ------------

         Total additions                       116,528              615,392            74,705            1,070,590

Deductions:
   Withdrawals by participants                   9,967              199,095            32,358              767,552
   Purchase of life insurance                        -                    -                 -                    -
   Expenses                                        200                  943                 -                4,934
                                             ----------         ------------      ------------         ------------

         Total deductions                       10,167              200,038            32,358              772,486

Transfers to (from) funds                      271,058              299,713            68,667               81,071
Transfers in from another Company
    plan (Note 7)                              228,121              715,148                 -            1,225,231
                                             ----------         ------------      ------------         ------------

         Net increase in net assets
         available for benefits                605,540            1,430,215           111,014            1,604,406

Net assets available for benefits:
   At beginning of year                        100,095              566,471           909,116            5,495,521
                                             ----------         ------------      ------------         ------------

   At end of year                            $ 705,635          $ 1,996,686       $ 1,020,130          $ 7,099,927
                                             ==========         ============      ============         ============

                            See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (CONTINUED)



                                              Employer        Life Insurance       Combined
                                              Stock Fund      Fund                 Funds
                                           -----------------------------------------------------
Additions:
   Investment income:
      Interest and dividends                  $   191,779     $         -          $ 4,366,322
      Interest on participant loans                     -               -               74,705
                                              ------------    ------------         ------------

         Total investment income                  191,779               -            4,441,027

   Net appreciation in fair value
      of investments                              912,983               -            4,300,299
   Contributions:
      Employer                                  1,508,119               -            3,780,905
      Contract                                    260,918          24,106            4,445,470
                                              ------------    ------------         ------------
         Total contributions                    1,769,037          24,106            8,226,375
                                              ------------    ------------         ------------

         Total additions                        2,873,799          24,106           16,967,701

Deductions:
   Withdrawals by participants                    580,476               -            4,638,752
   Purchase of life insurance                           -          24,106               24,106
   Expenses                                           369               -               25,278
                                              ------------    ------------         ------------

         Total deductions                         580,845          24,106            4,688,136

Transfers to (from) funds                         (46,147)              -                    -
Transfers in from another Company
    plan (Note 7)                                 697,717               -           13,774,713
                                              ------------    ------------         ------------

         Net increase in net assets
         available for benefits                 2,944,524               -           26,054,278

Net assets available for benefits:
   At beginning of year                         4,042,833               -           31,660,425
                                              ------------    ------------         ------------

   At end of year                             $ 6,987,357     $         -          $57,714,703
                                              ============    ============         ============

                            See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                               The George       The Putnam
                                               Putnam Fund      Fund for Growth     Putnam Income
                                               of Boston        and Income          Fund
                                              -----------------------------------------------------

Additions:
   Investment income:
      Interest and dividends                   $   511,001      $  507,930          $   97,742
      Interest on participant loans                      -               -                   -
                                               ------------     -----------         -----------

         Total investment income                   511,001         507,930              97,742

   Net appreciation (depreciation) in fair
      value of investments                         293,698         523,658             (39,930)
   Contributions:
      Matching                                     123,000         168,745              43,272
      Contract                                     666,705         874,464             241,259
                                               ------------     -----------         -----------
         Total contributions                       789,705       1,043,209             284,531
                                               ------------     -----------         -----------

         Total additions                         1,594,404       2,074,797             342,343

Deductions:
   Withdrawals by participants                     569,839         562,455             193,648
   Purchase of life insurance                            -               -                   -
   Expenses                                          4,186           4,219               1,333
                                               ------------     -----------         -----------

         Total deductions                          574,025         566,674             194,981

Transfers to (from) funds                         (201,415)        203,665            (207,282)
                                               ------------     -----------         -----------

         Net increase (decrease) in net
         assets available for benefits             818,964       1,711,788             (59,920)

Net assets available for benefits:
   At beginning of year                          4,931,626       4,394,710           1,425,773
                                               ------------     -----------         -----------

   At end of year                              $ 5,750,590      $6,106,498          $1,365,853
                                               ============     ===========         ===========

                            See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (CONTINUED)



                                                                      Putnam Asset          Putnam Asset
                                               Putnam Voyager         Allocation:           Allocation:
                                               Fund                   Growth Portfolio      Balanced Portfolio
                                              ------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends                   $   407,428            $    21,612           $  22,849
      Interest on participant loans                      -                      -                   -
                                               ------------           ------------          ----------

         Total investment income                   407,428                 21,612              22,849

   Net appreciation (depreciation) in fair
      value of investments                         195,919                 19,406              14,700
   Contributions:
      Matching                                     279,648                 29,340              22,726
      Contract                                   1,388,751                141,581             101,033
                                               ------------           ------------          ----------
         Total contributions                     1,668,399                170,921             123,759
                                               ------------           ------------          ----------

         Total additions                         2,271,746                211,939             161,308

Deductions:
   Withdrawals by participants                     641,466                  8,240               1,611
   Purchase of life insurance                            -                      -                   -
   Expenses                                          5,282                    429                 294
                                               ------------           ------------          ----------

         Total deductions                          646,748                  8,669               1,905

Transfers to (from) funds                          638,507                 85,502             109,445
                                               ------------           ------------          ----------

         Net increase (decrease) in net
         assets available for benefits           2,263,505                288,772             268,848

Net assets available for benefits:
   At beginning of year                          4,277,817                125,276              99,230
                                               ------------           ------------          ----------

   At end of year                              $ 6,541,322            $   414,048           $ 368,078
                                               ============           ============          ==========

                            See accompanying notes.

                           EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (CONTINUED)

                                           Putnam Asset                Putnam
                                           Allocation:                 International                       Putnam Stable
                                           Conservative Portfolio      Growth Fund       Loan Fund         Value Fund
                                          -----------------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends              $  5,228                    $    7,656         $       -         $   325,874
      Interest on participant loans              -                             -            66,828                   -
                                          ---------                   -----------       ----------    ----------------

         Total investment income             5,228                         7,656            66,828             325,874

   Net appreciation (depreciation)
      in fair valuee of investments          1,012                        49,836                -                   -
   Contributions:
      Matching                               5,861                        33,179                -             120,383
      Contract                              29,314                       151,763                -             782,856
                                          ---------                   -----------       ----------    ----------------
         Total contributions                35,175                       184,942                -             903,239
                                          ---------                   -----------       ----------    ----------------

         Total additions                    41,415                       242,434           66,828           1,229,113

Deductions:
   Withdrawals by participants                 281                        61,448           24,992           1,116,616
   Purchase of life insurance                    -                             -                -                   -
   Expenses                                     70                           404                -               6,290
                                          ---------                   -----------       ----------    ----------------

         Total deductions                      351                        61,852           24,992           1,122,906

Transfers to (from) funds                   49,873                       241,880          120,191            (527,590)
                                          ---------                   -----------       ----------    ----------------

         Net increase (decrease) in net
         assets available for benefits      90,937                       422,462          162,027            (421,383)

Net assets available for benefits:
   At beginning of year                      9,158                       144,009          747,089           5,916,904
                                          ---------                   -----------       ----------    ----------------

   At end of year                         $100,095                    $  566,471        $ 909,116         $ 5,495,521
                                          =========                   ===========       ==========    ================

                            See accompanying notes.


                           EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (CONTINUED)

                                                                         Life
                                                 Employer                Insurance        Combined
                                                 Stock Fund              Fund             Funds
                                          -------------------------------------------------------------
Additions:
   Investment income:
      Interest and dividends                     $   158,493             $      -         $ 2,065,813
      Interest on participant loans                        -                    -              66,828
                                                 ------------            ---------        ------------

         Total investment income                     158,493                    -           2,132,641

   Net appreciation (depreciation) in fair
      value of investments                          (203,354)                   -             854,945
   Contributions:
      Matching                                       387,268                    -           1,213,422
      Contract                                       298,286               32,396           4,708,408
                                                 ------------            ---------        -----------
         Total contributions                         685,554               32,396           5,921,830
                                                 ------------            ---------        -----------

         Total additions                             640,693               32,396           8,909,416

Deductions:
   Withdrawals by participants                       279,353                    -           3,459,949
   Purchase of life insurance                              -               32,396              32,396
   Expenses                                              483                    -              22,990
                                                 ------------            ---------         -----------

         Total deductions                            279,836               32,396           3,515,335

Transfers to (from) funds                           (512,776)                   -                   -
                                                 ------------            ---------         -----------
                                                                                                -
         Net increase (decrease) in net
         assets available for benefits              (151,919)                   -           5,394,081

Net assets available for benefits:
   At beginning of year                            4,194,752                    -          26,266,344
                                                 ------------            ---------        ------------

   At end of year                                $ 4,042,833             $      -         $31,660,425
                                                 ============            =========        ============

                            See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997



1.     Description of the Plan

       The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

       All regular, full-time, non-union employees of the Companies are eligible to participate in the Plan immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions

       Participants  can  elect to  contribute  between  1% and 15% of  eligible earnings to the Plan, subject to Internal Revenue Service (IRS) limitations. These contributions are referred to as contract contributions. The Company will match 50% of the first 6% of participants contract contributions.

       In addition, beginning in 1997, the Company shall make a special contribution for participants employed by the Company's Supply and Logistics division, ERI Services division and the corporate group. The special contribution shall equal 4% of compensation, as defined in the Plan. These participants are also eligible to receive a performance contribution at the discretion of the Company. The performance contribution is based on the annual performance of the business units described above. Except for 1997, participants must be employed on the last day of the Plan year to receive the performance contribution. Matching, special and performance contributions are collectively referred to as employer contributions. Amounts accumulated for the special and performance contribution cannot be used for loans. The special contribution and performance contribution for 1997 totaled $2,503,906. All contributions are allocated to individual participant accounts.

       Rollover Contributions

       Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

1.     Description of Plan (Continued)

       Vesting

       Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

       If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions, as determined in accordance with the following schedule:

                  Years of Continuous Service          Vested Interest

                      Less than five years                    0%
                      Five years or more                    100%

       Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future employer contributions to the Plan.

       Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any employer contributions, regardless of years of continuous service.

       Withdrawals by Participants

       Payments to participants are made in one of two ways: a single cash payment or distribution of stock (mandatory for participants who are terminated for a reason other than retirement, death or disability) or equal periodic payments over the lesser of:

       a)    the life expectancy of the participant and beneficiary or

       b)    twenty (20) years.

       Loans to Participants

       A participant may borrow money from the Plan in amounts up to 50% of the value of the participant's account, plus the vested portion of employer contributions, subject to certain limitations. All loans are at a rate consistent with rates charged by commercial lenders for similar loans. One half of the participant's nonforfeitable interest in the Plan at the time of the loan is pledged as collateral.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

1.     Description of Plan (Continued)

       Investment of Contributions

       Contributions are initially deposited with the Plan's trustee, Putnam Investments (Putnam). The Plan authorizes the participants to direct Putnam to invest their accounts in various combinations of the investment funds described below:

       a. The George Putnam Fund of Boston - is a mutual fund that consists of a portfolio balanced between stocks and bonds.

       b. The Putnam Fund for Growth and Income - is a mutual fund that invests primarily in common stocks that offer potential for capital growth, current income, or both.

       c. Putnam Income Fund - is a mutual fund that invests primarily in income-producing securities, including both government and corporate obligations, preferred stocks, and dividend-paying common stocks.

       d. Putnam Voyager Fund - is a mutual fund that invests primarily in common stocks of smaller and newer companies expected to grow substantially faster than that of the market averages.

       e. Putnam Asset Allocation: Growth Portfolio - is a mutual fund focusing on capital appreciation by investing in a range of both equity and fixed income securities. Equity securities can range between 65-95% of the total assets of the Fund with fixed income securities ranging between 5-35% of the total assets of the Fund.

       f. Putnam Asset Allocation: Balanced Portfolio - is a mutual fund focusing on total return by investing in a range of both equity and fixed income securities. Equity securities can range between 50-75% of the total assets of the Fund with fixed income securities ranging between 25-50% of the total assets of the Fund.

       g. Putnam Asset Allocation: Conservative Portfolio - is a mutual fund focusing on total return consistent with preservation of capital; the Fund invests in a range of both equity and fixed income securities. Equity securities can range between 25-45% of the total assets of the Fund with fixed income securities ranging between 55-75% of the total assets of the Fund.

       h. Putnam International Growth Fund - is a mutual fund that invests primarily in a diversified portfolio of stocks of companies located outside North America.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

1.     Description of Plan (Continued)

       Investment of Contributions (Continued)

       i. Putnam Stable Value Fund - is a collective investment trust which invests primarily in high-quality fixed-income investments that offer price stability and liquidity; these investments may include guaranteed investment contracts (GICs) that are guaranteed by an insurance company or bank and generally provide a fixed rate of return for a specified time period. Should the underlying insurance companies and banks which issued the investments experience inadequate financial return on their assets, it could potentiall
          affect   the   investment   return  or   principal   of  the  Plan's
          investments. Presently, the Plan is not aware of any situation which would cause this to occur. Withdrawals from this Fund may be temporarily delayed at Putnam's discretion due to the liquidity of the assets underlying this Fund. The annual interest rate for the Stable Value Fund was 5.9% and 6.01% for the years ended December 31, 1997 and 1996, respectively.

       j. Employer Stock Fund - invests in the common stock of the Company.

       k. Life Insurance Fund - is comprised solely of life insurance contracts issued on the lives of participants. This option is subject to a limitation that no more than 25% of the contributions allocated to a participant may be allocated to the purchase of insurance. Amounts contributed to the Plan for life insurance premiums are paid out to an insurance carrier and reflected as an expense of the Plan. A Company contract with EQUICOR provides this investment vehicle and fund management.

2.     Summary of Significant Accounting Policies

       Investments

       Short-term investments are valued at cost, which approximates market. The Equitable Resources, Inc. Common Stock is valued at market price as quoted on the New York Stock Exchange. The contracts included in the Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

3.     Gain Realized on Sale/Distribution of Stock

       During the year ended December 31, 1997 and 1996, 48,007 and 34,676 shares of Equitable Resources, Inc. Common Stock with a market value of $1,461,372 and $999,534 were sold at an average price of $30.44 and $28.83 per share, respectively. The cost of the shares sold was calculated using the "average cost" method. There were 169,289 and 135,145 shares of Company common stock as of December 31, 1997 and 1996, respectively.

4.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

5.     Income Tax Status of Plan

       The Plan has received a determination letter from the IRS dated November 1, 1994. The Plan has since been amended and restated effective November 1, 1996. The Plan has applied for but has not received a new determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code). However, the Plan Administrator represents that the Plan is qualified and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.     Federal Income Tax Status - Employee

       Contributions by the employer to the Plan (including those resulting from salary reduction) and all dividends and interest earned on such contributions are not taxable to the participant for federal income tax purposes until distributed.

       The tax consequences, to participants, of a distribution from the Plan are dependent upon the circumstances existing at the time of distribution. Delinquent and unpaid loans are considered distributions from the Plan. In general, a participant is subject to federal income tax on a distribution in the year received. Special rules applicable to lump sum distributions may result in deferral of taxation in whole or in part.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997


7.     Transfers in From Another Company Plan

       During 1996, the Company terminated its defined benefit pension plan for non-utility employees. Participants in the terminated plan had the option to purchase an annuity or transfer their accumulated benefit to the Equitable Resources, Inc. (ERI) Employee Savings Plan. During 1997, $13,774,713 was transferred to the ERI Employee Savings Plan from the defined benefit pension plan.

8.     Subsequent Event

       In July 1997, the Company completed its acquisition of Northeast Energy Services, Inc. (NORESCO). NORESCO has a defined contribution plan that will be liquidated in 1998 with the assets being transferred into the Plan. As of January 1, 1998, all former NORESCO employees became eligible to participate in the Plan.

                            SUPPLEMENTARY INFORMATION


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                                 EIN: 25-0464690
                 Item 27(a) Assets Held for Investment Purposes
                          (At the End of the Plan Year)
                                   Schedule 1


Column A                             Column B                                Column C                Column D            Column E
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Description of                                   Current
                                 Identity of Issue                         Investment                   Cost               Value
------------------------------------------------------------------------------------------------------------------------------------

  *         The George Putnam Fund of Boston                             486,172 units              $ 7,824,522         $ 8,741,371

  *         The Putnam Fund for Growth and Income                        623,951 units              $11,265,261         $12,191,995

  *         Putnam Income Fund                                           267,596 units              $ 1,866,942         $ 1,902,608

  *         Putnam Voyager Fund                                          665,902 units              $10,852,388         $12,685,425

  *         Putnam Asset Allocation:  Growth Portfolio                   149,982 units              $ 1,748,849         $ 1,849,272

  *         Putnam Asset Allocation:  Balanced Portfolio                 117,611 units              $ 1,273,267         $ 1,309,012

  *         Putnam Asset Allocation:  Conservative Portfolio              69,358 units              $   679,750         $   691,494

  *         Putnam International Growth Fund                             114,964 units              $ 1,807,324         $ 1,916,443

            Loan Fund                                                        9.5%                           N/A         $ 1,020,130

  *         Putnam Stable Value Fund                                   6,914,442 units              $ 6,914,442         $ 6,914,442

  *         Employer Stock Fund                                 169,289 shares of common stock      $ 4,692,803         $ 5,988,605


            -------------------------------------------------------

            *   Party in interest to the Plan.


                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                                   Schedule 2
                                 EIN: 25-0464690
                       Item 27(d) Reportable Transactions
                      For the Year Ended December 31, 1997



Single transactions involving an amount in excess of five percent of the current value of plan assets:

  Column A                     Column B                 Column C     Column D       Column G          Column H            Column I
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Current Value
Identity of                                           Purchase      Selling       Cost of           of Asset on          Net Gain
Party Involved       Description Of Investment        Price         Price         Asset             Transaction Date     or (Loss)
------------------------------------------------------------------------------------------------------------------------------------

     *           The George Putnam Fund of Boston     $ 1,935,128       $ -       $ 1,935,128       $ 1,935,128          $       -
     *           Putnam Fund for Growth and Income    $ 2,950,990       $ -       $ 2,950,990       $ 2,950,990          $       -
     *           Putnam Voyager Fund                  $ 3,725,398       $ -       $ 3,725,398       $ 3,725,398          $       -

      Note 1: Columns E (Lease/Rental) and F (Expense Incurred with Transaction) have been omitted because there is no information to report.



Series transactions, when aggregated, including an amount in excess of five percent of the current value of plan assets:

                                                                                  Total Dollar      Total Dollar
Identity of                                           Number of     Number of     Value of          Value                Net Gain
Party Involved       Description of Investment        Purchases     Sales         Purchases         of Sales             or (Loss)
------------------------------------------------------------------------------------------------------------------------------------

     *           The George Putnam Fund of Boston         135           145       $ 4,036,733       $ 1,685,742          $ 150,308
     *           Putnam Fund for Growth and Income        212           212       $ 7,898,967       $ 2,291,926          $ 232,073
     *           Putnam Voyager Fund                      193           221       $ 7,584,253       $ 3,257,227          $ 318,515
     *           Putnam Asset Allocation:
                    Growth Portfolio                      107            54       $ 1,767,666       $   425,783          $  16,894
     *           Putnam International Growth Fund         148            93       $ 2,056,660       $   814,759          $  53,528
     *           ERI Common Stock                         150           175       $ 2,529,458       $ 1,474,485          $ 179,755
     *           Putnam Stable Value Fund                 252           171       $ 5,029,464       $ 3,593,586          $       -
     *           Putnam Income Fund                       100           119       $ 1,101,061       $   587,638          $   4,127
     *           Putnam Asset Allocation:
                    Balanced Portfolio                     92            37       $ 1,423,344       $   564,766          $  63,344

              *  The above transactions were carried out by the Plan's Trustee, Putnam Investments.



                                    SIGNATURE








         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.









                                           EQUITABLE RESOURCES, INC.
                                             EMPLOYEE SAVINGS PLAN
                                                (Name of Plan)




                                 By       /s/ Jeffrey C. Swoveland
                                              Jeffrey C. Swoveland
                                            Vice President - Finance
                                               and Treasurer and
                                       Interim Chief Financial Officer







   June 26, 1998

                                  EXHIBIT INDEX



Exhibit No.                   Description               Sequential Page No.

    23              Consent of Independent Auditors              18